FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

CORPORATE PARTICIPANTS

Julien Onillon

Mittal Steel - Director - IR

Lakshmi Mittal

Mittal Steel - Chairman, CEO

Aditya Mittal

Mittal Steel - President, CFO

CONFERENCE CALL PARTICIPANTS

David Martin

Deutsche Bank - Analyst

Wayne Atwell

Morgan Stanley - Analyst

Charles Spencer

Morgan Stanley - Analyst

Daniel Altman

Bear Stearns - Analyst

Paul McTaggart

HSBC Investment Bank - Analyst

Hermann Reith

[BHS] Bank - Analyst

Thomas Mienbar

Lehman Brothers - Analyst

Michelle Applebaum

Applebaum Research - Analyst

Michael Gambardella

JPMorgan - Analyst

Aldo Mazzaferro

Goldman Sachs - Analyst

John Spitzer

[ASB Advisors] - Analyst

PRESENTATION

NO OFFER

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR PURCHASE ANY ARCELOR SHARES. SUCH AN OFFER WILL BE MADE ONLY PURSUANT TO AN OFFICIAL OFFER DOCUMENT APPROVED BY THE APPROPRIATE REGULATORS.

IMPORTANT INFORMATION

IN CONNECTION WITH ITS PROPOSED ACQUISITION OF ARCELOR S.A., MITTAL STEEL COMPANY WILL FILE IMPORTANT DOCUMENTS WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC), INCLUDING SCHEDULE TO, A REGISTRATION STATEMENT ON FORM F-4, A PROSPECTUS FOR THE EXCHANGE OFFER AND RELATED DOCUMENTS. INVESTORS AND ARCELOR SECURITIES HOLDERS ARE URGED TO CAREFULLY READ ALL SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND ARCELOR SECURITIES HOLDERS MAY OBTAIN COPIES OF THE DOCUMENTS, WHEN AVAILABLE, FREE OF CHARGE ON THE SEC'S WEBSITE AT WWW.SEC.GOV, AS WELL AS FROM MITTAL STEEL ON ITS WEBSITE AT WWW.MITTALSTEEL.COM.

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

FORWARD-LOOKING STATEMENTS

THIS COMMUNICATION CONTAINS FORWARD-LOOKING INFORMATION AND STATEMENTS ABOUT MITTAL STEEL COMPANY N.V., ARCELOR S.A. AND THEIR COMBINED BUSINESSES AFTER COMPLETION OF THE PROPOSED ACQUISITION. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS. THESE STATEMENTS INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 ARE GENERALLY IDENTIFIED BY THE WORDS "BELIEVE," "EXPECT," "ANTICIPATE," "TARGET" OR SIMILAR EXPRESSIONS. ALTHOUGH MITTAL STEEL'S MANAGEMENT BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, INVESTORS AND HOLDERS OF ARCELOR'S SECURITIES ARE CAUTIONED THAT FORWARD-LOOKING INFORMATION AND STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, MANY OF WHICH ARE DIFFICULT TO PREDICT AND GENERALLY BEYOND THE CONTROL OF MITTAL STEEL, THAT COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED OR PROJECTED BY, THE FORWARD-LOOKING INFORMATION AND STATEMENTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DISCUSSED OR IDENTIFIED IN THE PUBLIC FILINGS WITH THE SEC MADE BY MITTAL STEEL, INCLUDING ON FORM 20-F AND ON THE FORM F-4 THAT MITTAL STEEL WILL FILE WITH THE SEC. MITTAL STEEL UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE ITS FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE.

Operator

Good day, ladies and gentlemen, and welcome to the "Mittal Steel Announces Offer for Arcelor" conference call. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today's presentation. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host for today's call, Mr. Julien Onillon, Director of Investor Relations.

Julien Onillon - Mittal Steel - Director - IR

Good afternoon and good morning, everyone. Today's presentation will be given by Lakshmi Mittal, Chairman and Chief Executive of Mittal Steel, and Aditya Mittal, President and CFO of Mittal Steel.

This contains forward-looking statements that involve a number of risks and uncertainties. Those statements are based on current expectations, whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in Mittal's most recent SEC filing. I will now turn the call over to Mr. Lakshmi Mittal.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you, Julien, and good morning and good day to all of you. And we are sorry for the delay in starting this conference call. And thank you to all of the participants for joining this call.

The purpose of this call is to announce an important and defining transaction for the steel industry. This morning, Mittal Steel made an offer to the shareholders of Arcelor to join forces with Mittal Steel to create the world's first 100 million ton steel producer. We have prepared a presentation that provides some of the key highlights of our proposal. We will then open the lines to have questions from participants.

Let me begin with an overview of the proposed transaction. Mittal Steel is making a tender offer for 100% of the outstanding shares of Arcelor at a price of EUR28.2, which represents a 31% premium on one-month weighted average price, and 55% premium on 12-month weighted average price. It also represents 27% of premium on yesterday's close, which is the highest -- all-time high for Arcelor stock.

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

The offer consists for 75% stock and 25% in cash. The main offer is to exchange four Mittal shares and EUR35.25 for five Arcelor shares. Subject to having an aggregate allocation of 25% cash and 75% stock in this transaction, Arcelor shareholders can receive cash or shares in whatever proportion they elect. Assuming 100% acceptance, the aggregate consideration will consist of EUR4.6 billion in cash and 525 million Class A Mittal Steel shares, making a total price of EUR18.6 billion.

The offer is subject to only three conditions -- tender of more than 50% of Arcelor shares; approval of the Mittal Steel shareholders to issue the new Mittal Steel shares; the Mittal Steel families undertaking to vote in favor of this, of course. No change in the [substance] of Arcelor during the offer.

There are a number of important other components in our proposal, but in connection with this transaction, we have entered into an agreement with ThyssenKrupp for sale of the Dofasco to them upon successful completion of our offer for Arcelor. The price wholesale is the equivalent of 68 Canadian dollars per share.

Second, which is very important, as a part of this transaction, the Mittal family has committed to vote an amendment to the bylaws of the Company to reduce its voting control of the company. The Class B shares held by the family which currently carry 10 votes will be modified to carry two votes each. As a result of this change and following the transaction, the Mittal family will hold approximately 51% of the total shares outstanding and 64% of the voting rights.

Lastly, as part of this transaction, Mittal Steel will comply with Brazilian law with respect to Brazilian [subsidies]. And we expect to close this transaction in Q2 2006.

This transaction will really redefine the global steel industry. Let me give you some of the highlights. The combination unites the world's two largest steel companies. There is a limited overlap, and they are complementary [efforts] and skills across all areas. This resulting group will have unprecedented skill and diversification to many [facility], stabilized earnings, and increased shareholder return. We estimate that there could be in U.S. dollars -- there would be US$1 billion of annual synergies which we hope to achieve by 2009.

We believe that this transaction will be accretive to the shareholders. In short, the combined company will be strengthened in all areas, and be a powerful force in the industry for years to come.

Consolidation has always been the source of great value creation in the steel industry over the last few years, and we at Mittal Steel and Arcelor [as a steel] company have always been proponents of the consolidation of the steel industry. And we all the time have outlined our vision to create a 100 million ton steel company. And this dream comes true with this merger and both entities will have a capacity exceeding 100 million tons.

And by combining these two, like I said, this transaction accelerates the consolidation of industry and takes it to a new level. We believe we have a unique opportunity to take this giant step.

As I said, the combination of these companies will take us to more than 100 million tons, and it will be three times larger than the next largest competition. Obviously, scale is critical in the steel industry [and] the competitive [advantage]. The great complementarity between Mittal Steel and Arcelor means that with this scale will also come diversification. And with the scale and diversification come a broad range of benefits from which we will extract shareholder value.

We will enjoy greater operational productivity and reduced earnings volatility. Scale and diversification will give us better access to grow the [positive] and will allow us to work with the best customers and suppliers. Lastly, the larger scale will allow us to enhance product development and third [hand] development specifically.

One of the key attractions for this combination is that the complementarity in the geographic footprints of the two groups is virtually perfect. There is limited overlap and when you put the two footprints together you have unequal global coverage. Mittal Steel has leading positions in North America, Eastern Europe, and in some of the emerging markets like South Africa and Kazakhstan, Algeria. Arcelor has a leadership position in Western Europe and a strong presence in South America, plus attractive opportunities to grow in China and India. Together, the group will operate 61 plants across the world in 27 countries, and will benefit from numerous joint ventures. All in all, the new group will have leadership positions in five out of nine major markets.

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

There is also a very strong fit between the Company's product offerings. Mittal Steel has the number one position in North America [auto mill] products compared to Arcelor's number one position in Western Europe. The broader range of product provides a number of additional benefits, including greater efficiency in serving our customer base and enhanced R&D and technological leadership.

Mittal Steel has among the strongest levels of raw materials integration in the steel industry. Combining with Arcelor will allow us to deploy these specific effects of the large production base. We are expanding as I have said before in my earlier conferences our mining efforts to ensure that we remain cost-competitive given the increasing purchase cost for iron ore and coal. By comparison, Arcelor has limited access to captive sources of raw materials supply.

With this merger, we will adopt the best practices to maintain excellence. And this will take the sustainability of this steel industry, as well as for this combined group to a new dimension. We will have [240,000] people employed. We will capitalize on the [skillset] on a large group. And we will employ best practices across the organizations.

At the same time, we will have the best practices on health and safety. We will work on improving the [environment]. And we will continue to remain very conscious about our [social] responsibilities.

On this, I would also like to say that we will open ourselves to engage in a dialogue with the Arcelor management. We have a lot of respect for their management, for Arcelor management, what they have done. And we have an ample space for the top management of Arcelor to participate in the joint company along with Mittal Steel. And I think this joint group will really create enormous shareholder value.

We estimate the US$1 billion annual synergies with minimal implementation costs. This is very important here. We believe that implementation cost to achieve $1 billion synergies will be very, very minimal. We estimate $600 million synergies in purchasing. And in first year -- synergies will come out of three things -- purchasing, marketing and trading, and manufacturing process optimization. In first year, we estimate about $600 million of synergies; second year, 900; and year three, we believe $1 billion synergies.

Now with this, I will ask Aditya to explain us further synergy potential and discuss the details about the transaction.

Aditya Mittal - Mittal Steel - President, CFO

Thank you very much. The $1 billion is the quantified synergy potential. And as our Chairman earlier indicated, it comes with minimal cost. Later on in the presentation, I can quantify and get into a greater detail on how we calculate the 1 billion, and how we believe it is easily achievable.

We also have identified synergies which have not been quantified in the $1 billion number. If I break them down between cost and revenue, in terms of cost synergies, we clearly see an impact in terms of consolidation. This is across the organization in various parts. Product and process innovation -- we can combine our research capabilities, what we're doing in terms of research -- work in terms of our process innovation.

In terms of CapEx and working capital requirements, we see scale advantages, as well as better management of raw materials [as with] finished goods inventories, to bring down the overall working capital requirement of the Company.

Bidding synergies is another cost synergy. This year we competed with Arcelor on two situations, one which was Ukraine -- Kryvorizhstal, the other, Erdemir in Turkey. Clearly, we could have gotten Kryvorizhstal for perhaps less if we were one joint company.

Lastly, financial synergies -- we had better access to the capital markets, better debt profile, etc., etc., which enables us to continue to save costs.

In terms of revenue synergies -- a lot of this is self-explanatory, but let me just go through the main highlights. Clearly, the most important highlight in terms of revenue synergies is consolidation impact as well, which can be seen at different levels in terms of the revenue line item. Specifically, it also helps our global customer franchise. Everyone has been talking about global customer accounts, but there has not been a leading producer in North America as well as in Western Europe. In this transaction, we are number one in North America, Arcelor is number one in Western Europe, which provides the true creation of proper global customer accounts and a global customer franchise.

Clearly, we can further advanced our product development. And as a result of that, we can get additional revenue from our global customer base.

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Lastly, Arcelor has a very strong distribution arm in Europe, [eight to yes], and as we are jointly present in 27 countries, we can leverage that distribution arm on a global basis, which again will create revenue synergies, as we have more direct access to our customer group.

There are other additional synergies which have also not been quantified, but these are the key highlights that I'd like to talk about.

In terms of -- well, what does all of this mean? We're creating a unique platform for further growth and value creation. We continue to realize through this merger the full potential of our asset base through continuous improvement and sharing of best practices. This gets an [added trust]. We can pursue international expansion opportunities. As I mentioned earlier, we can leverage our R&D capability and global presence to become partner of choice for growth in new areas. And we can continue to see value-enhancing acquisitions.

This platform provides us with significant strategic flexibility in the global steel industry, and clearly provides us with more opportunities to create value.

Let me now talk about the transaction benefits. My first slide here for those of you who are not on the Web is a win-win strategic proposition. And we'll talk about the benefits to Arcelor shareholders, and the benefits to Mittal shareholders. And the reason why this is important is because Mittal shareholders will have a significant stake in the combined entity. And so will Arcelor shareholders in the combined entity.

In terms of the Arcelor shareholders, it provides the opportunity to integrate Arcelor's strength into a stronger global network -- for example, a number one position in North America. It provides accelerated growth because of access to new markets in China, India, Eastern Europe, Africa, and Central Asia, where Mittal Steel is present or is getting stronger.

It provides improvement in margins and control cost for mining integration. We are significantly integrated at Mittal Steel in terms of our mining operation. It provides the opportunity to partner with the most successful entrepreneur of the industry. And lastly, the realization of 1 billion in synergies.

In terms of the Mittal Steel shareholders, it provides Mittal Steel with the opportunity to globalize its North America and [added value] leadership in West Europe. It reinforces our low-cost leadership position with the addition of Brazil in South America. Both Arcelor and Mittal are both technological and product development leaders. This provides us the opportunity to become undisputed technological and product development leaders.

It provides us with reduced volatility in terms of our earnings base, as we will have -- we could enter into more long-term contracts and geographical diversification. And again, it provides us the ability to realize 1 billion in synergies.

In terms of the synergies, I break it down on this page -- $600 million in purchasing synergies implies 1.25% of cost of goods sold for the combined entity. In terms of examples -- we have already achieved at ISG, which was a very large facility which we acquired six months ago, almost 1.2% of COGS in six months. Inland, over a two-year period, we achieved 225 million of purchasing synergies, which is 7.5% of COGS.

The reason why we feel we are confident on 1.25% on the combined entity is because we will have improved purchasing power, we can optimize material flow through these [landed] costs. And as we are present in 27 countries, we can access nontraditional suppliers. For example, we have a joint venture in northern China which produces refractories. We can leverage on that, and I'm sure Arcelor has similar nontraditional suppliers that we are not accessing.

In terms of marketing and trading opportunities, $200 million is our forecast. We achieved this through savings and distribution costs by integrating distribution channels. We can add additional quantities to be available to the Arcelor distribution network in Europe and cross-product flows. Today, for example, in Europe, Arcelor is shipping tons into Poland, in terms of structural steel. They do not have to do that. We're shipping steel in to Germany -- we can stop all of that.

We estimate cross-product flows of about 2 to 4 million tons. And you have, depending on what freight rates you use in Europe, significant synergy there. We believe that to the extent that we can increase the distribution network by, let's say, 18 million tons and in Europe, that's about 10 to $15 a ton that you could save on costs.

In terms of manufacturing process optimizations, a third key synergy leg -- we forecast another $200 million. Two key drivers. First, optimize capacity utilization. What does that mean? That means the right product at the right mill -- i.e., dedicate certain facilities for automotive, for appliance, for construction, within Europe as well as on a global basis. We can also specialize facilities. So this allows us to have larger order size [per] facility.

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Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

In terms of examples, the Inland/ISG capacity utilization saving we have forecast at $2.50 per ton. And in six months, we will realize synergies of about 13 million on that front. [If you were to] drastically improved yield in Europe, it gives us capacity utilization and specialization of facilities, a 1% yield improvement translates into about $150 million on 60 million tons of shipment.

Underlying all of these synergies, we have perhaps one of the best track records in realizing the synergy targets that we have laid in terms of -- laid at the outset.

Let me just quickly walk through the financial benefits for Arcelor shareholders. Clearly, there's a substantial upfront premium. We talk about it earlier, 55% on the 12-month weighted average; 25% cash in the offer, continued ownership in the undisputed industry leader, which translates into 43%. And further upside potential of re-rating of the combined group.

If I just talk briefly on the benefits to Mittal Steel shareholders, this transaction is accretive on an EPS basis based on IBES estimates for 2006 as well as 2007, pre-synergies. And to the extent that we have synergies, it becomes even more accretive.

We believe there's further upside through the potential of re-rating of the combined group. This dramatically enhances our share liquidity, which again, is a very strong positive.

We are increasing our dividend payout, assuming this transaction closes, to 25% payout over the cycle. This is slightly higher than what Arcelor has been paying historically, but it's significantly higher than what we have been paying historically, and is another statement of confidence -- or [demonstration] of our confidence in the health of the steel industry in the medium to long run.

We have 57% ownership in the combined group. And we have made a dramatic improvement in terms of our corporate governance, [as] modification of supervoting rights, which we covered.

I'm very quickly going to walk you through the pro forma financial numbers. Now, there are a lot of caveats in these pro forma numbers. First of all, these are IBES estimates, as we or Arcelor have not released fourth quarter financials.

Number two, Arcelor has a different GAAP -- they have IFRS, we are U.S. GAAP based. And this is just a simple addition -- it includes purchase accounting adjustments, FX, and other things when we would do historicals and [actuals].

20 billion in revenue, $12.6 billion in terms of EBITDA, 18% EBITDA margin, net profit of $7.4 billion, free cash flow estimates of about 6.2. Net debt of 16 billion. This calculation kind of excludes the fourth quarter earnings and the free cash flow in the fourth quarter, translating into a debt to EBITDA ratio of 1.3 -- clearly strong, and clearly provides us a basis of maintaining an investment-grade rating.

If I just quickly talk about the details of the offer, I think we have covered a lot of these points. The key point here is that we intend to list in Paris, NYSE, Luxembourg, Amsterdam, Brussels, and Madrid.

Let me just address this whole Dofasco rationale. Dofasco is about one-fourth the size of Mittal USA. It is a number-five position in terms of North American market, number four in automotive. We are -- Mittal Steel USA is the number one producer, number one producer in automotive. Mittal Steel USA has its own growth plans it announced [to] galvanizing the [opportunity] expansions at the beginning of this year itself.

That's why Dofasco is redundant, and subscale compared to Mittal Steel USA. We intend to sell it to ThyssenKrupp upon completion of this transaction for aggregate consideration of EUR2.8 billion. It's a [Euro-equivalent] contract. The intermediate earnings of Dofasco would accrue to the combined group. And to the extent that the breakup fee is injected into Dofasco by Arcelor, that would be reimbursed.

We have talked about corporate governance. I'll just walk through some of the key highlights. We are examining pending discussions with authorities relocating our global headquarters to Luxembourg. Our Board composition, as you know, has a majority of independent directors. And this Board would be enlarged with new independent directors to reflect increased European exposure.

Our management team -- Mr. Mittal made comments earlier on on the respect we have for Arcelor and for Arcelor's management team, and clearly, there's ample room for the management of Arcelor.

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Let me conclude by just saying that clearly on a financial basis, strategic basis, and otherwise the financial -- this deal makes a lot of sense. And with that, I hand it over to the Chairman.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you, Aditya. I would just like to conclude (technical difficulty) transaction represents a [steep] change in the steel industry consolidation. At the [Mittal] Steel Company, all of us have been talking a lot about industry consolidation. But this transaction clearly represents the true consolidation step in the steel industry. And creating the global steel company will have a lot of benefits here. And there are significantly different than any global steel company would have.

This combination is not creating a competition here. This combination is complementary to each other in terms of assets and skills and customers. This combination offers a great opportunity for the shareholders of the company for value creation.

There are synergy potentials which we have outlined. $1 billion we have quantified, but there are a lot of other benefits which we have not identified which will come -- arising out of such a merger.

We have also -- as Aditya had just mentioned about the financial strength of the balance sheet, financial strength of the combined entity, which is really important to show the future of the company, future of the business to all the stakeholders, to the employees, to the customers, to the suppliers.

Definitely combining these two entities gives us a very strong research and development platform, and we would participate in very closely with all the customers in product development. And we are 100 -- confident that we will better serve the customers this way.

Mittal Steel shareholders have always complained about the liquidity. Definitely with this merger, liquidity will improve to a great extent. With the voting rights change, we have also created -- we have unfolded the value of the Company which was trapped, because some of the shareholders mentioned to me a couple of times during my visit that -- why don't we [re-think] about the voting rights structure, can reduce some supervoting rights? And we have taken [right steps] in this direction.

So we believe that this merger is a unique opportunity for the shareholders of both the companies to participate. And we can see clearly a very strong value creation for the shareholders of Arcelor. And we are hoping -- and we are confident that Arcelor shareholders will approve this transaction. And we are looking forward for that day. Thank you very much. And we are now open with questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) David Martin, Deutsche Bank.

David Martin - Deutsche Bank - Analyst

Can you comment on what to expect on what to expect Arcelor's response to be, or if you already have a response, what it's been? Have you talked to them this morning, I guess, first of all?

Aditya Mittal - Mittal Steel - President, CFO

Perhaps we could just walk through the history of our discussions with Arcelor. We first floated the idea to them on the 14th of January. They were noncommittal. We then had a meeting set up Tuesday of this week which they had to postpone, because they had to fly to Canada, at which point in time we decided to move forward. Last night, we called Arcelor and we told them -- we talked about what we're going to do and it was a very short conversation. And that's about it.

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Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

David Martin - Deutsche Bank - Analyst

Okay. And then secondly, just thinking about priorities for the Company -- coming back to -- I think it's slide 11, the puzzle, which is kind of interesting -- what does this transaction -- what's the implications regarding some of the other things are working on, whether it be your greenfield project in India, some of your growth priorities in China? As a result of this transaction, are you now to a point where you think your hands are full, and you need to spend some time kind of digesting assets, or when do you get to that point?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Our [bond filing] transaction is already behind us. And we are working on other project in [Bauthaus] deal, which we have announced. Arcelor was also -- had been also interested in participating in the growth of India, and has been looking at opportunity to set up a greenfield project. So our vision is combined together the same. And I think we will continue to pursue our vision to have a presence in Asia.

Operator

Wayne Atwell, Morgan Stanley.

Wayne Atwell - Morgan Stanley - Analyst

I must say you seem to be hitting 100 million tons faster than I expected. If you're successful in acquiring Arcelor, any chance you might go to 200 million tons?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Step by step, Wayne. Well, they think that our vision was [120 and 20] million tons. And I am very happy that we have been able to put a proposal on the table to the steel community and to the stakeholders of creating such a Company. I think this [itself] is a great milestone, not only for the Mittal Steel and Arcelor shareholders, but also for the steel industry.

And the task for us is to integrate this milestone, integrate these two companies together as soon as possible. And perhaps this kind of success will enable other companies to also think towards accelerating the steel industry consolidation.

Wayne Atwell - Morgan Stanley - Analyst

So how should we handicap the future? Does that mean you think you'll be done with your M&A, or will that just mean it's going to slow you down?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

We are now focusing on getting this transaction done.

Wayne Atwell - Morgan Stanley - Analyst

Okay. And then second question -- could you give us your integration in iron ore and coal once you -- assuming that you complete the acquisition, what percentage would you be self-sufficient in those two commodities?

Aditya Mittal - Mittal Steel - President, CFO

We are about 40 to 50% self-sufficient today. We have certain growth plans, which is basically expansion of Liberia, expansion of our facilities in Ukraine and existing mining projects in various parts of the world, including Mexico and Kazakhstan.

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Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

With that, we would achieve a much higher self-sufficiency in 2010, [where] if you were to combined that with Arcelor in a limited self-sufficiency, you get to a number of 40 to 50% as well. (multiple speakers) In five years, we should be back to where we are today.

Operator

Charles Spencer, Morgan Stanley.

Charles Spencer - Morgan Stanley - Analyst

I just had a question about the obligation of [loans] you take over for the Arcelor Brazil stake. Can you just going to what that means and what sort of obligation that could be in terms of cash, please?

Aditya Mittal - Mittal Steel - President, CFO

Sure. In terms of Brazil, we have a requirement to launch an offer for the minorities. And that would apply to two companies, Arcelor Brazil and Acesita, and I'll treat them differently.

This obligation becomes effective once we close on the Arcelor transaction. And we have to discuss with the regulators what is the appropriate premium for the minorities. The market cap of Arcelor Brazil is about 7 billion. Arcelor has about two-thirds of it. That's an approximately $2.1 billion minority stake, plus whatever premium is required.

In terms of Acesita, its different because you have pref shares, which have no voting, and you have voting shares. And Arcelor has quite a lot of voting shares, but not that many pref shares. And if I give a value to Acesita, then I'm implying some sort of value for the voting, which is not traded, which I don't want to do. But you can probably go to Acesita and make your own assumptions. It's clearly much smaller than Arcelor Brazil's market cap and cash requirement.

Operator

Daniel Altman, Bear Stearns.

Daniel Altman - Bear Stearns - Analyst

First of all, congratulations. In terms of the European Union, I'm just wondering -- I know you talked that there's not much overlap. But are you looking into any issues with your European assets, including Eastern European assets being considered altogether with the Western European assets and perhaps being over the limit in terms of European concentration?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

I think EU will consider -- [a large] EU, which [will] 25 states. And Romania will be part of EU in 2007. And I believe that EU will consider the capacity overall within all these 25 countries.

Aditya Mittal - Mittal Steel - President, CFO

I would just add that when Arcelor did its merger, it was just the EU. We have added capacity in Central Europe, and that's expanding. So we are comfortable in terms of the combined environment. And that is why we have not made it as a condition to the merger. But we do expect to get into discussions with the European Commission, and ensure that they also agree with the analysis that we have done.

Daniel Altman - Bear Stearns - Analyst

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Okay, thanks. And the second question is in terms of the sale of sellback to Thyssen, did you consider keeping the QCM assets and just selling back the steel assets to Thyssen?

Aditya Mittal - Mittal Steel - President, CFO

I think Thyssen was keen on QCM as well. And from our point of view, we have other mining opportunities and other low-cost jurisdictions like Liberia and others which are expanding. So QCM was perhaps not strategically among the highest priorities that we had.

Operator

Paul McTaggart, HSBC Investment Bank.

Paul McTaggart - HSBC Investment Bank - Analyst

Two quick questions. Firstly, on Arcelor, and regarding the longer-term plans within Europe, you would know that the long-term view for us was to shut some of the Inland plants, expand the coastal plants. So I want to get a sense of whether that was still the view your group, or whether you might have a changed view.

And secondly, on Kryvorizhstal, in part of the synergies -- I certainly note that Kryvorizhstal sold much the same product as Arcelor into some of the key markets at much lower prices. And in the synergies, do you basically -- are you incorporating the lift in value that you think you'll be able to achieve in terms of pricing out of Kryvorizhstal, or is that on top of the synergies that you quoted?

Aditya Mittal - Mittal Steel - President, CFO

On Kryvorizhstal synergies, we captured that when we made the acquisition of Kryvorizhstal. So we announced some synergies for Kryvorizhstal, about 200 million, back in the fourth quarter '05 and that captured this lift up, because we saw the same phenomenon vis-a-vis our product. So there's no quantification on that anywhere. That's point number one.

Point number two in terms of this asset base -- we intend to maintain Arcelor's current operating philosophy in terms of what they believe they need to shut down. We do not see overlaps in terms of our facilities, so there would be no additional shutdowns in what they have announced or what they are intending to do.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

We announced that we will honor all the commitments what Arcelor has made in terms of growth and investment.

Operator

Hermann Reith, [BHS] Bank.

Hermann Reith - [BHS] Bank - Analyst

Yes, [I know] Arcelor's management is very [self-confident]. The Company has about 4 billion cash, and perhaps there will be at the year end no leverage of equity.

We've got now just that the information that the Arcelor management sees your offer as hostile, as a hostile bid, and the supervisory board will meet shortly. So under Luxembourg law -- and I think you would know that better than me, what will be the possibilities of the Arcelor management to protect the Company from your bid?

Aditya Mittal - Mittal Steel - President, CFO

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

In terms of the end (technical difficulty) offer is sent to the shareholders of Arcelor. There's an exchange process. Clearly, we have put a lot of value on the table. And I think the shareholders of Arcelor have spoken this morning that they do like the value that we have placed on the table, and they're reacting extremely positively.

We will be having a tender offer. And the shareholders of Arcelor agreed to tender their shares in. And our minimum acceptance ratio is 50.1%, so we do expect a successful approach to the shareholders of Arcelor.

Hermann Reith - [BHS] Bank - Analyst

If I may, I have a follow-up question. I ask what would be the measures under the existing law of Luxembourg for the management of Arcelor to increase, say, not the value, but make an extra payment or an extra dividend -- sell assets or buy back shares. Is this possible under Luxembourg law, after there's an offer implemented in the market as yours?

Aditya Mittal - Mittal Steel - President, CFO

We feel that the Arcelor management will respect shareholder value as we have. We still believe that we can do a friendly transaction. We have a lot of respect and admiration for the Arcelor management team, and would like to try and turn this transaction into a friendly one, if Arcelor also agrees. At the end of the day, we hope that both companies, specifically Arcelor, will respect what the shareholders want to do.

Hermann Reith - [BHS] Bank - Analyst

[And that in fact] we got the information that the Arcelor management sees your offer as a hostile one.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Yes, but -- [this bid is] hostile. We have said that we are open for discussions with Arcelor management. And we hope that they will like to have a discussion and open dialogue with us so that we can turn the feeling what -- if Arcelor has of hostility to a very friendly and successful transaction.

Operator

[Thomas Mienbar], Lehman Brothers.

Thomas Mienbar - Lehman Brothers - Analyst

Quick question on the regulatory side. You said the offer is not conditional on any regulatory approval. Would that mean that you can close and settle the shares before you get [HSR] and EC approval, in particular?

Aditya Mittal - Mittal Steel - President, CFO

The transaction is not conditional on any antitrust approval. In terms of closing, we will need to respect the regulatory authorities. The EU does allow you to close a transaction without competition approval, as long as you [place] the Company or shares in trust.

Thomas Mienbar - Lehman Brothers - Analyst

And on the HSR side?

Aditya Mittal - Mittal Steel - President, CFO

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Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

On the U.S. side, they do not, but we do not expect any significant issues in the U.S.

Thomas Mienbar - Lehman Brothers - Analyst

So you don't expect any timing issue from either regulator?

Aditya Mittal - Mittal Steel - President, CFO

Yes, we did not forecast any timing issues. And that is why we indicated that we expect this transaction to close in the second quarter of 2006.

Operator

Michelle Applebaum, Applebaum Research.

Michelle Applebaum - Applebaum Research - Analyst

Good morning, and congratulations. I remember when you bought Inland Steel eight years ago, and we chatted then, and you talked about building a global company. And your vision, particularly on the automotive side, I thought was incredible, and incredibly ambitious at the time. And it's remarkable to see so many years later that you're actually executing so incredibly well. So I just wanted to congratulate.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you, Michelle.

Michelle Applebaum - Applebaum Research - Analyst

Do we start at some point wondering -- I know China has been a place where you have had significant interest. You've been aggressive, you've moved very intelligently in that market. What about Japan?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Michelle, we believe that [Japanese still invest -- he has consulted very well. But if you] have a really strong Japanese player, and they are very technologically very strong. And we are very fortunate to have an excellent relations with Nippon Steel. We are partners with them in [other] states in iron [stake] and iron core. And we believe that they are doing right things in Japan.

Aditya Mittal - Mittal Steel - President, CFO

So from our perspective, we're focused on China and India.

Michelle Applebaum - Applebaum Research - Analyst

Okay. So you're saying there isn't the opportunity for perhaps operational synergies that you've been able to --

Aditya Mittal - Mittal Steel - President, CFO

It's very difficult for us to get specific in terms of countries, because nowadays there could be few targets, and it creates market speculation. So I would just say that as we have indicated in our presentation, the focus area for us is China and India.

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Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Michelle Applebaum - Applebaum Research - Analyst

Okay. I would imagine you'll be hearing if you haven't already from customers, particularly in the more value added end of the spectrum. Have you heard from automotive appliance, some of the global customers? Have you gotten feedback already from that, and what do you anticipate hearing?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

I'm sure that global customers would be happy to meet a global supplier. They have been really thinking very zealously how to source from a global supplier, and now they see an opportunity here. And we also see a global supplier partnering with the global customers. And this will accelerate the process of globalization.

Michelle Applebaum - Applebaum Research - Analyst

Excellent, excellent. Well, thank you so much.

Operator

Michael Gambardella, JPMorgan.

Michael Gambardella - JPMorgan - Analyst

I just want to say congratulations on your vision of bringing this Company from Indonesia small plant all the way to the global leadership it has today. It's just phenomenal to see the transformation and the vision you've had in this industry. So congratulations on that.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you, Michael.

Michael Gambardella - JPMorgan - Analyst

I wanted to ask you -- first of all, how is the Ukraine business and the integration progressing, and does this transaction change any of your expansion plans in India or China?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

First of all, Mike, the Ukraine transaction is doing very well. And we have improved the results in the first month of our acquisition. And I am very happy about this acquisition. And we can see the opportunities. And we can see a lot of synergies which we are have already started working on.

This does not change our strategy for India and China. On the contrary, this joint company will really accelerate the process of looking at China and India in a serious way.

Michael Gambardella - JPMorgan - Analyst

And when you look at your synergies on purchasing, how much of that is, do you estimate, off of raw material purchases?

Aditya Mittal I would say almost half of it. When you say raw materials, I am not specifically talking about iron ore or coal, but other [consumables], such as refractories, [electrodes]. And a lot of this is just creating a better supply network with the supplier as well. So it is not

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call necessarily only price reduction at the supplier end, but ensuring that inventory management, supply management logistics is better managed to reduce cost for both parties. (multiple speakers) and then the other half is -- I'm sorry?

Michael Gambardella - JPMorgan - Analyst

I was just going to say, most of the synergies you are expecting on purchasing, on raw materials will not be from iron ore or coal, right?

Aditya Mittal - Mittal Steel - President, CFO

Yes. I would say that there is limited synergy in terms of iron ore and coal negotiation by the combination of these two companies. The main thrust is other consumables, [MRO items], better efficiencies, logistics management, etc.

Michael Gambardella - JPMorgan - Analyst

Okay, last question -- we have been talking a lot in our reports about the benefits of globalization and limiting or eliminating disruptive steel trade flows because -- you know, producers like yourself have an interest in the Ukraine -- also have an interest in North America and elsewhere. And therefore, these disruptive trade flows that we have seen -- really originate from the nationalistic roots of this industry, are really evaporating. Are you seeing the trade flows really -- the disruptive ones going down now with globalization?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

You can see an example here in the [U.S.], that while there is a very differential price between Asia in the U.S., the [opportunity], of course, has not increased.

Michael Gambardella - JPMorgan - Analyst

Very good. And again, congratulations on your vision and your accomplishments.

Operator

Aldo Mazzaferro, Goldman Sachs.

Aldo Mazzaferro - Goldman Sachs - Analyst

Congratulations also on an industry-transforming transaction. I had a question on your flatrolled operations throughout Europe. If you look from the west to the east, I know [ISOR's] business in flatrolled is extremely different than yours, and focused on different customer bases. And your eastern European is different as well.

Do you see these remaining as fairly separate entities, or do you think there is going to be a lot of crossflow and material from Eastern Europe into Western?

Aditya Mittal - Mittal Steel - President, CFO

We want to eliminate this cross-tradeflow, because there is a growing market in Eastern Europe. I do agree with you -- today, there is a difference in terms of product quality, and perhaps the customers. But we are embarking on a big investment program in Central Europe, to improve its automotive franchise. And therefore, we feel it is getting harmonized in due course. And clearly, this combination would give a dramatic added trust to that improvement in quality, etc., and to our capability in growing in our Central European activities and operations.

Aldo Mazzaferro - Goldman Sachs - Analyst

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Okay. So this doesn't alter your plans at all to upgrade facilities throughout Eastern Europe, then?

Aditya Mittal - Mittal Steel - President, CFO

There could be some CapEx savings and stuff like that. But there is significant growth potential in Central Europe. And we would just like to -- and therefore, we do not expect this to change that.

Aldo Mazzaferro - Goldman Sachs - Analyst

Okay, I just had one other kind of detailed question -- on your new labor costs -- or new headcount is roughly 300,00 to 320,000 people. Can you say what the change in the average wage rate might be, consolidating the Arcelor workers into yours?

Aditya Mittal - Mittal Steel - President, CFO

No, we do not have that much of detail.

Aldo Mazzaferro - Goldman Sachs - Analyst

Okay, but most of the Arcelor guys are fully -- pretty high wage, right -- in Western Europe?

Aditya Mittal - Mittal Steel - President, CFO

(multiple speakers) We also have wages -- we also have people in the U.S. which are perhaps higher than the European standards as well. So I would not make any comment. They also have operations in South America.

Aldo Mazzaferro - Goldman Sachs - Analyst

Okay, and then, Aditya, one final thing -- on the decision to sell Dofasco back to Thyssen, I am wondering -- you mentioned, I think, that the iron ore was partly Thyssen's idea, and you didn't think antitrust was your big concern. I am wondering what you considered in terms of possibly keeping that Company versus allowing it to go to into essentially a competitor in the North American auto market?

Aditya Mittal - Mittal Steel - President, CFO

Well, there were many considerations into that thinking. First was our own growth plans in Mittal USA. And we realized that we can probably strengthen our franchise quite dramatically and not have to spend that much money for Dofasco, simply because we have the asset base, we have the capacity, we have the capability, we have the technology, etc., etc.

Secondly, theoretically, Dofasco is a nonunionized shop. So maybe there could be some synergies which Thyssen would have. But Thyssen -- they were being strategically [immune] to entering the North American market. They were interested in QCM. We have more raw material integration than them. And therefore, for us, it is not so strategic. So it's a strategically better fit and financially better fit for TK than it was for us. And therefore, this transaction made sense.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

It's a win-win for both.

Aditya Mittal - Mittal Steel - President, CFO

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Win-win for both.

Aldo Mazzaferro - Goldman Sachs - Analyst

All right. And if I might ask just two other detailed questions -- if you make the assumption that your bid price is around 22.5 billion, that would assume that 22.5 billion -- then you would get back about US$4 billion after the Thyssen transaction then, right? Or is that --

Aditya Mittal - Mittal Steel - President, CFO

The 22 billion excludes the payment for Dofasco. And therefore, also excludes the receipt of payment from TK. So otherwise, it would be 26 [becoming] 22.

Aldo Mazzaferro - Goldman Sachs - Analyst

I get it. And then how about on your change in supermajority voting rights? Would that be something that would be maintained, assuming you did not complete this transaction with Arcelor?

Aditya Mittal - Mittal Steel - President, CFO

There is no catalyst to change it, so why would we want to change it?

Aldo Mazzaferro - Goldman Sachs - Analyst

So you mean that the 2-to-1 would be the new thing going forward, regardless of this transaction, then?

Aditya Mittal - Mittal Steel - President, CFO

No, no, no; I was saying that there is no catalyst to change the supermajority voting from 10 to 2. Here, this is an the industry-transforming deal. We are bringing in a new set of shareholders, so there is a catalyst and there is a reason.

Operator

[John Spitzer], [ASB Advisors].

John Spitzer - [ASB Advisors] - Analyst

There seems to have been some fairly negative reactions locally in Luxembourg today. In particular, Lucien Thiel made some comments about an electric shock running through the officials there, and made a comment to the extent that the state's 5.6% stake in Arcelor is strategic and not commercial. I was just wondering how you planned to address what potentially is local, political opposition?

Lakshmi Mittal - Mittal Steel - Chairman, CEO

We are going to start dialogue with the Luxembourg authorities. And they are not losing their shareholding in Arcelor. They are enhancing their value by participating in Arcelor/Mittal Steel combined entity. So there is no change in their strategic partnership.

We have also indicated that we are prepared to relocate headquarters in Luxembourg. So things are getting better for these shareholders, especially for our strategic shareholders.

John Spitzer - [ASB Advisors] - Analyst

FINAL TRANSCRIPT

Jan. 27. 2006 / 2:00PM, MT - Mittal Steel announces offer for Arcelor Conference Call

Are you concerned at all that there may be any legal impediments or something in the charter documents of Arcelor that could be used to block you from taking up 50.1% of the shares, if they are indeed offered to you?

Aditya Mittal - Mittal Steel - President, CFO

We have studied the bylaws, and we are confident that legally they cannot block this transaction. Obviously, they can destroy shareholder value and do other things. But if they are rational about it, this offer is the best thing for Arcelor's management, its employees, and its shareholders.

Operator

And ladies and gentlemen, this does conclude the question-and-answer portion of today's conference call. I would like to turn the presentation back over to the speakers for (technical difficulty) remarks.

Lakshmi Mittal - Mittal Steel - Chairman, CEO

Thank you very much for participating in this call. And this has been a historical moment for us and for the steel industry. We have announced a very important transaction, and I am very happy that we could share with you our thoughts and rationale. Now I look forward to talking to you on the 15th of February, when we will announce our Q4 results.

Thank you very much, and have a good day.

Operator

Ladies and gentlemen, thank you for your participation in today's conference call. This does conclude your presentation, and you may now disconnect. Have a great day.

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